================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2007

                        Commission File Number: 000-21742

                                   ACERGY S.A.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                             c/o Acergy M.S. Limited
                                  Dolphin House
                                  Windmill Road
                                Sunbury-on-Thames
                          Middlesex, TW16 7HT, England
                    ----------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

================================================================================

     Attached herewith are the following materials regarding the Annual General Meeting for Acergy S.A., a Luxembourg company (the "Company"), to be held on May 25, 2007:

     1. Chairman's letter dated April 12, 2007 inter alia advising of Annual General Meeting.

     2. Notice of Annual General Meeting dated April 12, 2007, with (i) biographies of Director nominees and (ii) unconsolidated financial statements of the Company (including Statutory Auditors' Report and Directors' Report) forming a part thereof.

     3. Letter from DnB NOR Bank ASA to holders of Common Shares of the Company regarding voting using the proxy card attached thereto.

     4.   Blank form of Proxy Card for holders of Common Shares of the Company.

     5. Depositary's Notice (of Deutsche Bank Trust Company Americas) re Annual General Meeting of Acergy S.A.

     6. Blank form of front and back Proxy Card/Voting Instructions for American Depositary Shares (ADSs).

     The above materials were mailed on April 19, 2007 by Deutsche Bank Trust Company Americas to all holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the Company) of record as of April 2, 2007.

     Forward-Looking Statements: Certain statements set forth above and contained in the above materials furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ships conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ACERGY S.A.


Date: April 24, 2007                              By:    /s/ Stuart Jackson
                                                         -----------------------
                                                  Name:  Stuart Jackson
                                                  Title: Chief Financial Officer

ACERGY S.A.                                             [GRAPHIC OMITTED] ACERGY
c/o Acergy M.S. Limited
Dolphin House, Windmill Road
Sunbury-on-Thames, Middlesex, TW16 7HT, United Kingdom
T: +44 (0)1932 773700  F: +44 (0)1932 773701
www.acergy-group.com

DEAR SHAREHOLDER

The Annual General Meeting of Shareholders of Acergy S.A. (the "Company") will be held on Friday May 25, 2007 at 3 p.m. at the offices of Services Generaux S.A., 23 avenue Monterey, L-2086 Luxembourg.

Due to the fact that the Company is incorporated in Luxembourg as a societe anonyme holding, our affairs are governed by the provisions of the Luxembourg Company Law. Under these provisions and the provisions of the Company's Articles of Incorporation, the Annual General Meeting relates to and considers matters of a more formal nature, including the affairs of the Company on an unconsolidated and consolidated basis. The matters to be addressed at the Annual General Meeting are restricted to those on the Notice.

Enclosed with this mailing is the Notice of Annual General Meeting of Shareholders, including unconsolidated and consolidated financial statements, the Board of Directors' report, the Statutory Auditor's and the Independent Auditor's report, as well as Proxy Card relating thereto. Shareholders of record at the close of business on April 2, 2007, will be entitled to vote at the Annual General Meeting.
If you wish your Shares to be voted at the Annual General Meeting, please promptly sign, date and return the enclosed Proxy Card to assure that they will be received in time.
The Company's Board of Directors recommends that you vote in favour of the matters to be considered at the meeting.

Yours sincerely


/s/ Mark Woolveridge
Mark Woolveridge
Chairman of the Board

Dated 12 April 2007

Registered Office                                              [GRAPHIC OMITTED]
26, rue Louvigny, L-1946 Luxembourg,                                 Page 1 of 1
Societe Anonyme Holding, R.C. Luxembourg B 43172

ACERGY S.A.                                             [GRAPHIC OMITTED] ACERGY
c/o Acergy M.S. Limited
Dolphin House, Windmill Road
Sunbury-on-Thames, Middlesex, TW16 7HT, United Kingdom
T: +44 (0)1932 773700  F: +44 (0)1932 773701
www.acergy-group.com

                        NOTICE OF ANNUAL GENERAL MEETING
                         OF SHAREHOLDERS ON MAY 25, 2007

The Annual General Meeting of Shareholders of Acergy S.A. (the "Company"), a Societe Anonyme Holding RCS Lux B 43172 having its Registered Office at 26, Rue Louvigny, L-1946 Luxembourg, will be held at the offices of Services Generaux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg, on Friday May 25, 2007 at 3 p.m., for the following purposes:

(1) To consider (i) the report of Deloitte S.A., Luxembourg, Independent Auditors ("Reviseurs d'entreprises") on the consolidated financial statements of the Company, (ii) the Report of Maitland Management Services
     S.A: Luxembourg, Statutory Auditor ("Commissaire aux comptes") of the Company, and (iii) the Report by the Board of Directors of the Company, in respect of the consolidated and unconsolidated financial statements of the Company for the fiscal year ended November 30, 2006.

(2) To approve the unconsolidated balance sheet and statements of profit and loss of the Company for the fiscal year ended November 30, 2006.

(3) To approve the consolidated balance sheet and statements of operations of the Company for the fiscal year ended November 30, 2006.

(4) To approve the determination of dividends of the Company for the fiscal year ended November 30, 2006, namely approval of the recommendation of the Board of Directors of the Company of payment of a dividend of USD 0.20 per Share, payable on Jun 14, 2007, to Shareholders of record as of May 25, 2007.

(5) To discharge the Board of Directors and Statutory Auditors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2006.

Registered Office                                              [GRAPHIC OMITTED]
26, rue Louvigny, L-1946 Luxembourg,                                 Page 1 of 2
Societe Anonyme Holding, R.C. Luxembourg B 43172

ACERGY S.A.                                             [GRAPHIC OMITTED] ACERGY
c/o Acergy M.S. Limited
Dolphin House, Windmill Road
Sunbury-on-Thames, Middlesex, TW16 7HT, United Kingdom
T: +44 (0)1932 773700  F: +44 (0)1932 773701
www.acergy-group.com

(6) To authorise the Company, or any wholly-owned subsidiary, to purchase Shares of the Company, from time to time in the open market and in privately negotiated transactions, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors of the Company, provided (a) the maximum price to be paid for such Shares shall not exceed the average closing price for such Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on the Nasdaq Stock Market Inc., if so decided by the Board of Directors of the Company) for the five most recent trading days prior to such purchase and b) the minimum price to be paid for such Shares shall not be less than the par value (i.e. USD 2.00 per share) thereof and further provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorisation being granted for purchases completed on or before August 31, 2008.

(7) To elect seven directors of the Company to hold office until the next Annual General Meeting of Shareholders and until their respective successors have been duly elected, the list of proposed directors will be presented separately; and

(8) To elect the Statutory Auditor ("Commissaire aux comptes") to report on the unconsolidated financial statements and the Independent Auditors ("Reviseurs d'entreprises") to audit the consolidated financial statements, of the Company, for a term to expire at the next Annual General Meeting of Shareholders.

Yours sincerely


/s/ Mark Woolveridge
Mark Woolveridge
Chairman of the Board
Dated 12 April 2007

To assure your representation at the Annual General Meeting, you are hereby requested to fill in, sign, date and return the Proxy Card delivered herewith in the return envelope provided for such purpose. The giving of such Proxy will not affect your right to revoke such Proxy or vote in person should you later decide to attend the meeting.

                                                               [GRAPHIC OMITTED]

BIOGRAPHIES OF NOMINEES FOR DIRECTOR

MARK WOOLVERIDGE, CHAIRMAN

A Non-executive Director since 1993, Mr Woolveridge served as Deputy Chairman from 2002 until appointed Chairman of the Board in February 2005. He has held a number of positions with BP since 1968, most recently serving as Chief Executive Officer of BP Engineering from 1989 until his retirement in 1992. He was a member of the Board of BP Oil Ltd. His previous appointment was General Manager, Oil and Gas Developments, responsible for field development projects in the U.K. and Norwegian sectors of the North Sea. He holds a Master's degree from Cambridge University and is a Fellow of the Royal Academy of Engineering and of the Institute of Mechanical Engineers. Mr Woolveridge is a British citizen.

JAMES B. HURLOCK, DEPUTY CHAIRMAN

Mr Hurlock is a retired partner from the law firm of White & Case LLP and served as Chairman of its Management Committee from 1980 to 2000. He has been a Non-Executive Director of the Company since 2002 and was appointed Deputy Chairman in February 2005. He is Chairman of the Governance and Nomination Committee and a member of the Audit Committee. He participated in the formation and served on the Board of Northern Offshore Ltd. which during the 1970s operated diver lock-out submarines and provided other services to the offshore oil industry. He holds a BA degree from Princeton University, an MA in Jurisprudence from Oxford University and a JD from Harvard Law School. Mr Hurlock is a U.S. citizen.

TROND O. WESTLIE

Mr Westlie has been a Non-executive Director of the Company since June 2004 and serves as the Chairman of the Audit Committee and member of the Governance and Nomination Committee. His current work is in the Telecommunication sector as the Executive Vice President and Chief Financial Officer for the Telenor Group. He has previously long experience in the oil and gas service sector as the Group Executive Vice President and Chief Financial Officer of Aker Kvaerner ASA from 2002 to 2004; and management positions including Executive Vice President and Chief Financial Officer of Aker Maritime ASA from 2000 to 2002, and Executive Vice President, Business Development for Aker RGI ASA from 1998 to 2000. He qualified as a State Authorised Public Auditor from Norges Handelshoyskole (the Norwegian School of Economics and Business administration) and has served on numerous corporate boards. Mr Westlie is a Norwegian citizen.

J. FRITHJOF SKOUVEROE

Mr Skouveroe joined the Board in 1993. He is Chairman of the Compensation Committee, and a member of the Audit Committee. He has been in the offshore business since 1976. Under his time as CEO of Stolt-Nielsen Seaway (Seaway), a predecessor of the Company, the Group grew to become the leading subsea contractor in Norway. Also in his time as CEO, Seaway acquired Comex Services SA for the combination to become one of the leading subsea contractors worldwide. Mr Skouveroe has been on the Board of Ocean Rig ASA since 1996, a publicly quoted drilling contractor. He is the longest serving Board member. He has successfully participated in start-up of new ventures, in projects for turning around and growing companies in a variety of industries throughout his career. He has an MBA from INSEAD and an MSc from the Technical University of Norway. Mr Skouveroe is a Norwegian citizen.

GEORGE H. DOREMUS

Mr Doremus has been a Non-executive Director since June 2004. He is a member of both the Governance and Nomination Committee and the Compensation

Committee. He currently serves as Chief Executive Officer of and has an equity position in Gulf Energy Technologies. He worked at Aker Kvaerner ASA from 2001 to 2003 serving as Executive Vice President, Oil and Gas Process International and President of Houston region operations. He worked at Parsons Corporation from 1991, most recently as Vice President and Manager of Eastern Hemisphere Projects and Middle East Operations, and held various positions at Atlantic Richfield Corporation and Exxon Corporation earlier in his career. He is co-founder and was Chief Operating Officer of The Business Resource Center, a mergers and acquisitions boutique which was sold to Chemical Bank in 1990. Mr Doremus is a U.S. citizen.

TOM EHRET

Mr Ehret was appointed to the Board of Directors in November 2003, and has served in the position of Chief Executive Officer of the Company since March 2003. He came to the Group from his position as Vice Chairman of the Management Board of Technip and President of its Offshore Branch. With more than thirty years experience in the offshore and subsea business, he is a well-recognised figure in the industry. He was instrumental in several industry shaping moves. These included the turnaround of the loss making Stena Offshore and the acquisition in 1989 of Santa Fe's pipelay business by Stena Offshore. He was also instrumental in the 1995 merger between Stena Offshore and Coflexip, the undisputed leader in the Subsea industry in the 1990s. After another major strategic move, the acquisition of Aker Deepwater in 2001 by CSO, he negotiated the acquisition of his group by Technip, in 2002. Mr Ehret has worked in all the major disciplines, both technical and commercial, and has been a Project Manager, a New Product Development Manager, a Marketing and Sales Manager, Managing Director, COPO and CEO and Executive Chairman. Mr Ehret is a French citizen.

SIR PETER MASON

Sir Peter Mason was appointed to the Board of Directors in October 2006. He is a member of the Governance and Nomination Committee. He brings extensive management and oil service experience, having served as Chief Executive of AMEC from 1996 until his retirement in September 2006. Prior management positions include Executive Director of BICC plc and Chairman and Chief Executive of Balfour Beatty. He was appointed a Non-Executive Director of BAE Systems plc in January 2003 and joined the Board of the Olympic Delivery Authority (ODA) in a non-executive capacity from October 2006. He is a Fellow of the Institute of Civil Engineers and holds a Bachelor of Sciences degree in Engineering. Sir Peter is a British citizen.

                    ACERGY S.A (formerly Stolt Offshore S.A.)
                             SOCIETE ANONYME HOLDING

                                 ANNUAL ACCOUNTS
                                       AND
                            REPORT OF THE COMMISSAIRE

                                NOVEMBER 30, 2006

                                26, rue Louvigny
                                     L-1946
                                   Luxembourg
                  Commercial register number: Luxembourg B43172

                   ACERGY S.A. (formerly Stolt Offshore S.A.)

                                TABLE OF CONTENTS

                                                                           Pages

Report to the Board of Directors                                               2

Report of the commissaire                                                      3

Balance sheet as at November 30, 2006                                          4

Profit and loss account for the year ended November 30, 2006                   5

Notes to the annual accounts as at November 30, 2006                        6-14

        REPORT OF THE BOARD OF DIRECTORS TO THE ANNUAL GENERAL MEETING OF
                           ACERGY S.A. (the "Company")
    TO BE HELD AT THE OFFICES OF SERVICES GENERAUX DE GESTION, GESTION S.A.,
                    23 AVENUE MONTEREY, L - 2086 LUXEMBOURG.
                                  MAY 25, 2007

Dear Shareholders:

We are pleased to submit for your approval the Balance Sheet as of November 30, 2006 and the Profit and Loss Account for the year then ended.

The investment in subsidiaries amounted to U.S. Dollars 846,664,740 at November 30, 2006. There were no dividends declared by and receivable from subsidiaries at November 30, 2006. The net profit for the year ended November 30, 2006 was U.S. Dollars 1,682,000. No dividends were declared or paid during 2006 or 2005. Retained earnings to be carried forward are U.S. Dollars 1,682,000.

On February 9, 2007 the Board of Directors resolved to recommend to the shareholders at the Annual General Meeting a declaration of dividend of 20 cents per common share.

By special vote we ask you to discharge the Directors, the Statutory Auditor and the Independent Auditor of the Company for the year ended November 30, 2006.

Furthermore, we request that you elect the Statutory Auditor ("Commissaire aux comptes") and Independent Auditor of the Company for a term to expire at the forthcoming Annual General Meeting of Shareholders.

Finally, we request you to re-elect as Directors of the Company, Mr. J. Frithjof Skouveroe, Mr. Mark Woolveridge, Mr. Tom Ehret, Mr. James B. Hurlock, Mr. Trond
O. Westlie, Mr. George H. Doremus and Sir Peter Mason at the forthcoming Annual General Meeting of shareholders on May 25, 2007.


/s/ Tom Ehret                                               /s/ Mark Woolveridge
Tom Ehret                                                   Mark Woolveridge
Director                                                    Director

April 12, 2007

           REPORT OF THE STATUTORY AUDITOR ("COMMISSAIRE AUX COMPTES")
                             TO THE SHAREHOLDERS OF
                                   ACERGY S.A.
                             SOCIETE ANONYME HOLDING
                                NOVEMBER 30, 2006

In accordance with legal and statutory requirements, we are pleased to report to you on the execution of our engagement as Commissaire in respect of the year ended November 30, 2006 following the mandate granted to us.

Our examination was carried out in accordance with the provisions of Article 62 of the law of August 10, 1915 (as modified), which does not require the Commissaire to give an opinion on the financial statements. Consequently, we have not verified the financial statements in accordance with International Standards on Auditing.

We have confirmed that the financial statements at November 30, 2006, showing a balance sheet total of U.S. Dollars 1,423,922,000 and a profit for the year then ended of U.S. Dollars 1,682,000 are in accordance with the accounting records and with documentary evidence submitted to us.

We propose that these financial statements be approved and that discharge be granted to the Board of Directors.

Maitland Luxembourg S. A.


/s/ John Kleynhans
John Kleynhans

Luxembourg
April 12, 2007

                   ACERGY S.A. (formerly STOLT OFFSHORE S.A.)

                                  BALANCE SHEET
                        AS AT NOVEMBER 30, 2006 AND 2005

                              (in thousands of USD)

ASSETS                            NOTES      2006        2005    LIABILITIES                           NOTES      2006       2005
                                 -------   ---------   -------                                        -------   ---------   -------
FIXED ASSETS                                                     CAPITAL
  Investments                          3     846,665   846,665     Subscribed capital                       5     389,014   385,525
  Treasury Stock                 2.6, 14      16,512         -     Share premium account                    5     428,385   443,136

CURRENT ASSETS                                                       Reserves
  Debtors                              4      71,904    70,676         Treasury stock reserve           5, 14      16,512         -
  Cash at bank                               479,819       460         Legal reserve                     5, 6      38,901    38,553

                                                                     Results to be allocated
                                                                     Results for the financial year         5       1,682         -

PREPAYMENTS AND ACCRUED INCOME       2.5       9,022         -

                                                                 PROVISIONS FOR LIABILITIES AND
                                                                  CHARGES                                   8      18,153    12,030
                                                                 CREDITORS                                  9      31,275    38,557
                                                                 CONVERTIBLE LOAN NOTES                    13     500,000         -

                                           ---------   -------                                                  ---------   -------
TOTAL ASSETS                               1,423,922   917,801   TOTAL LIABILITIES                              1,423,922   917,801
                                           =========   =======                                                  =========   =======

The accompanying notes are an integral part of these annual accounts.

                   ACERGY S.A. (formerly STOLT OFFSHORE S.A.)

                             PROFIT AND LOSS ACCOUNT
                 FOR THE YEARS ENDED NOVEMBER 30, 2006 AND 2005

                              (in thousands of USD)

                                  Notes      2006       2005                                           Notes      2006       2005
                                 -------   ---------   -------                                        -------   ---------   -------
CHARGES                                                          INCOME
Parent company
 guarantees - charges                 10      15,364    24,380   Parent company guarantees - income                15,364    24,380
Interest payable and similar
 charges                                       1,756         -   Income from current assets                         3,601         -
Other charges                      7, 11      16,917    13,381   Other cost reimbursement income                   16,754    13,381
Profit for the financial year                  1,682         -
                                           ---------   -------                                                  ---------   -------
TOTAL CHARGES                                 35,719    37,761   TOTAL INCOME                                      35,719    37,761
                                           =========   =======                                                  =========   =======

The accompanying notes are an integral part of these annual accounts.

                   ACERGY S.A. (formerly STOLT OFFSHORE S.A.)

                              NOTES TO THE ACCOUNTS
                             AS OF NOVEMBER 30, 2006

NOTE 1 - ORGANIZATION

     Acergy S.A., formerly Stolt Offshore S.A., ("the Company") is a holding company incorporated under the laws of Luxembourg on March 10, 1993. The Company has been formed for an unlimited period.

     The object of the Company is to invest in subsidiaries which will provide technologically sophisticated offshore and subsea engineering, flow line, trunk line and pipeline lay, construction, inspection and maintenance services, predominantly for the offshore oil and gas industry. More generally, the Company may invest in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or any other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses it will administer and exploit; it may lend or borrow with or without security, provided that any monies so borrowed may only be used for the purpose of the Company, or companies which are subsidiaries of or associated with or affiliated to the Company; in general it may undertake any operations directly or indirectly connected with these objects whilst nevertheless remaining within the limits set out by the law on holding companies of the July 31, 1929.

     The registered office of the Company is at 26, rue Louvigny, L - 1946, Luxembourg and the Company is registered under number RCS B 43 172. The financial year starts on December 1st and ends on November 30th of each year.

     The Company also prepares consolidated financial statements in conformity with the Seventh Directive of the European Union. Copies of these financial statements are available at the registered office of the Company. The Company is reimbursed by its subsidiaries for certain general expenses incurred on behalf of the subsidiaries.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company maintains its books and records in U. S. Dollars, and presents its annual accounts in accordance with generally accepted accounting principles in Luxembourg, which include the following significant accounting policies:

     2.1  Format of financial statements

          In accordance with Article 205 of the law of August 10, 1915 as amended, the financial statements are presented with certain modifications to the general legal format requirements. In the opinion of the Directors, this is necessary in order to present the financial position and results of the Company to the reader with the utmost clarity.

     2.2  Investments

          Investments are stated at cost less any permanent impairment in value. Earnings in investee companies are recognized when, and to the extent, dividends are received from investee companies.

     2.3  Translation of foreign currencies

          The company maintains its accounts in the currency in which the capital is expressed, i.e. in U. S. Dollars and the annual accounts are expressed in this base currency. Amounts in foreign currencies are translated into the base currency on the following basis:

                   ACERGY S.A. (formerly STOLT OFFSHORE S.A.)

                              NOTES TO THE ACCOUNTS
                             AS OF NOVEMBER 30, 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     o Formation expenses, the cost of acquisition of intangible, tangible and financial fixed assets denominated in a currency other than the base currency are translated at historical exchange rates;

     o All other assets denominated in a currency other than the base currency are valued individually at the lower of their counter values translated into base currency at their historical exchange rate or exchange rate prevailing at the balance sheet date;

     o All liabilities denominated in a currency other than the base currency are valued individually at the higher of their counter values translated at historical exchange rate or exchange rate prevailing at the balance sheet date;

     o Revenues and expenses denominated in a currency other than the base currency are translated into the base currency at the exchange rates applicable on the day they are collected or disbursed.

          Consequently only realized exchange gains and losses and unrealized exchange losses are reflected in the profit and loss account.

     2.4  Share Option Plan

          The Company elected to account for its stock based compensation awards to employees and directors of the group in accordance with the following US GAAP requirements:

          We adopted The US Generally Accepted Accounting Practice ("GAAP") SFAS No.123 (R) (revised 2004) `Share-Based Payments' (`SFAS No.123 (R)') from December 1, 2005 using the modified prospective application method. Accordingly, we did not restate our previously issued results for the portion of awards that had vested at the date of adoption and future periods include accrued compensation expense reflecting a portion of the fair value of the unvested options. Compensation expense is based on the fair value of an award at the date of grant and is recognized over the requisite service period using the graded vesting attribution method. The determination of the grant date of all options is based on the date of approval by the Compensation Committee.

          Prior to the adoption of US GAAP SFAS No.123(R) we accounted for our stock options using the intrinsic-value method prescribed in Accounting Principles Board Opinion No. 25 `Accounting for Stock Issued to Employees' (`APB No. 25'). Accordingly, compensation costs of stock options were measured as the excess, if any, of the quoted market price of our stock at the measurement date over the option exercise price and were charged to operations over the vesting period using the graded vesting attribution method. For plans where the measurement date occurred after the grant date, referred to as variable plans, compensation cost was prior to December 1, 2005 remeasured on the basis of the current market value of our stock at the end of each reporting period for the periods prior to adoption of US GAAP SFAS 123 (R). For all periods presented here we recognize compensation expense for variable plans with performance conditions if achievement of those conditions becomes probable.

          As required by US GAAP SFAS No. 123 (R), we have included below the required pro forma disclosures for the periods prior to adoption of US GAAP SFAS 123 (R) as if the fair-value method of accounting had been applied.

          As required by US GAAP SFAS No.123 (R), our net income (loss) would be changed to the following pro forma amounts if the fair-value method of accounting had been applied. The compensation cost is charged to operations using the graded vesting attribution method, except for options granted under the Senior Management Incentive Plan (`SMIP'), which are charged to operations on a straight-line basis.

                   ACERGY S.A. (formerly STOLT OFFSHORE S.A.)

                              NOTES TO THE ACCOUNTS
                             AS OF NOVEMBER 30, 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

                                                                           2005       2004
                                                                          ($'000)    ($'000)
                                                                          -------    -------
     Net income, as reported                                                    -          -
     Add back: SMIP cost expensed as per APB Opinion
      No. 25, net of tax                                                    9,500      2,600
     Total stock-based employee compensation expense determined under
      the fair value method, net of tax                                    (5,100)    (4,400)
                                                                          -------    -------
     Net income pro forma                                                   4,400    (1,800)
                                                                          =======    =======

     2.5  Convertible Notes

          The convertible notes are accounted for as a debt instrument. The issuance costs are capitalized within assets and are amortized over the term of the Convertible Notes using the effective interest rate method. No portion of the proceeds from the issuance of the Convertible Notes is attributed to the conversion feature. If the Convertible Notes are converted at the option of the holders the deferred debt cost will be expensed immediately.

     2.6  Treasury Stock

          Capital stock acquired that is not retired is carried at cost and reflected as a separate reduction of shareholders' equity.

NOTE 3 - INVESTMENTS

     The Company accounts for its investments in subsidiaries at historical cost. The direct subsidiaries of the Company at November 30, 2006 and November 30, 2005 are as follows:

                                                                PERCENTAGE HELD                   COST ($'000)
                                                         ----------------------------    -------------------------------
     NAME OF THE COMPANY                  COUNTRY            2006            2005            2006             2005
     ------------------------------   ----------------   ------------    ------------    --------------   --------------
     Acergy Holdings N.V              Netherlands                 100%            100%          245,934          245,934
                                      Antilles
     Acergy B.V.                      Netherlands                  75%             75%          268,935          268,935
     Acergy M.S. Ltd                  Bermuda                     100%            100%               12               12
     Jarius Investments Limited       Gibraltar                   100%            100%          305,541          305,541
     Seaway Offshore S.A.(1)          Luxembourg                  100%            100%               40               40
     Acergy Shipping Limited(2)       United Kingdom              < 1%            < 1%           18,823           18,823
     Acergy Holdings Limited(3)       United Kingdom              < 1%            < 1%            7,380            7,380
                                                                                         --------------   --------------
                                                                                                846,665          846,665
                                                                                         ==============   ==============

----------

1 Seaway Offshore S.A. was liquidated on December 12, 2006.

2 Acergy Shipping Limited has issued share capital of 5,002,000 shares of which Acergy S.A. holds one share.

3 Acergy Holdings Limited has issued share capital of 501 shares of which Acergy S.A. holds one share.

                   ACERGY S.A. (formerly STOLT OFFSHORE S.A.)

                              NOTES TO THE ACCOUNTS
                             AS OF NOVEMBER 30, 2006

NOTE 3 - INVESTMENTS (continued)

     Although certain subsidiaries within the group may have deficits in shareholders' equity, the assets of other subsidiaries in the group are available to meet these obligations. In the opinion of the Directors, there is no permanent impairment in the carrying value of the above investments.

NOTE 4 - DEBTORS

                                               LESS THAN   MORE THAN 1
     2006 ($'000)                               1 YEAR        YEAR        TOTAL
     ---------------------------------------   ---------   -----------   -------
     Amount due from affiliated undertakings           -        71,904    71,904
                                               ---------   -----------   -------
                                                       -        71,904    71,904
                                               =========   ===========   =======

                                               LESS THAN   MORE THAN 1
     2005 ($'000)                               1 YEAR        YEAR        TOTAL
     ---------------------------------------   ---------   -----------   -------
     Amount due from affiliated undertakings           -        70,676    70,676
                                               ---------   -----------   -------
                                                       -        70,676    70,676
                                               =========   ===========   =======
NOTE 5 - SHARE CAPITAL

                                                                        TREASURY
                                        SUBSCRIBED      PAID IN          STOCK          LEGAL         RETAINED
     ($'000)                             CAPITAL        SURPLUS         RESERVE        RESERVE        EARNINGS        TOTAL
     -------------------------------   ------------   ------------    ------------   ------------   ------------   ------------
     Balance as at December 1, 2005         385,525        443,136               -         38,553              -        867,214
       - Options exercised                    3,489          6,951               -            348              -         10,788
       - Result for the year                      -              -               -              -          1,682          1,682
       - Formation expenses                       -         (5,190)              -              -              -         (5,190)
       - Treasury Stock Reserve                   -        (16,512)         16,512              -              -              -
                                       ------------   ------------    ------------   ------------   ------------   ------------
     Balance as at November 30, 2006        389,014        428,385          16,512         38,901          1,682        874,494
                                       ============   ============    ============   ============   ============   ============

     As at November 30, 2006 the authorized share capital of the Company was 230,000,000 Common Shares, with a par value of $2.00 per share.

     During the year ended November 30, 2006, the Company entered into the following transactions:

                   ACERGY S.A. (formerly STOLT OFFSHORE S.A.)

                              NOTES TO THE ACCOUNTS
                             AS OF NOVEMBER 30, 2006

     Pursuant to the Company's Stock Options Plans, the Company issued 1,744,533 shares of Common Stock during the fiscal year ended November 30, 2006.

     o Following these transactions the number of Common Shares outstanding as at 30 November 2006 was 194,507,125.

NOTE 6 - LEGAL RESERVE

     Under Luxembourg law an amount equal to at least 5% of the annual income must be appropriated to a legal reserve until such reserve equals 10% of the issued share capital. This reserve is not available for dividend distribution. The legal reserve may also be satisfied by allocation of the required amount at the time of issuance of shares or by a transfer from share premium.

     The legal reserve for all outstanding Common Shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of issuance of new shares.

NOTE 7 - SHARE OPTION PLAN

     We operate an option plan approved in April 2003 (the `2003 Plan'). An option plan for key Directors and employees resident in France (the `French Plan'), is a sub-plan under the 2003 Plan. Options granted under the SMIP, previously named as the Key Staff Retention Plan, were issued under the 2003 Plan.

     A Compensation Committee appointed by our Board of Directors administers these Plans. Options are awarded at the discretion of the Compensation Committee to Directors and key employees.

     Under the 2003 Plan options on up to but not exceeding 6.3 million Common Shares can be granted. This plan replaced the previous plan (the `1993 Plan'). The unused portion of options authorized to be granted under the 1993 Plan (approximately 1.3 million) was rolled forward into the 2003 Plan. Any options granted under the French Plan count against this limit. Other than options granted under the SMIP, options under the 2003 Plan (and therefore also under the French Plan) may be granted, exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the time the option is granted. Such options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. We issue new shares when a share option is exercised.

     During fiscal year 2006, 943,000 options were granted, which included 179,500 options granted under the French Plan.

     We adopted US GAAP SFAS No. 123 (R) from December 1, 2005 using the modified prospective application method and therefore restatement of previously issued results is not required for the portion of awards that had vested at the date of adoption. We have accrued for compensation expense of $4.8 million (2005: $nil, 2004: $nil) for non-performance based share options using the graded vesting attribution method. The pro-forma disclosure in Note 2 shows what the charge would have been in fiscal years 2004 and 2005 if compensation expense had been recognized in previous years using the fair value method under US GAAP SFAS No.123 (R).

     Compensation expense of $1.3 million (2005: $9.5 million, 2004: $2.6 million) for the SMIP has been accrued for on the basis of the most probable outcome of meeting the objectives in the plan. US GAAP SFAS No. 123(R) bases this charge on the fair value of the option at the grant date whereas under the previous bulletin APB No. 25, under which the SMIP was accounted for prior to adoption of US GAAP SFAS No. 123(R), bases the charge on the excess of the quoted market price at the balance sheet date over the option exercise price. Under APB No. 25, changes in the quoted market price were reflected as an adjustment in the period the change occurred. The charge in the year 2006 under APB No. 25 would have been $28.3 million.

                   ACERGY S.A. (formerly STOLT OFFSHORE S.A.)

                              NOTES TO THE ACCOUNTS
                             AS OF NOVEMBER 30, 2006

NOTE 7 - SHARE OPTION PLAN (continued)

     The following tables reflect total options activity for the three-year period ended November 30, 2006:

                                                   2006                           2005                          2004
                                       ----------------------------   ----------------------------   ----------------------------
                                                         WEIGHTED                       WEIGHTED                       WEIGHTED
                                                         AVERAGE                        AVERAGE                        AVERAGE
                                                         EXERCISE                      EXERCISE                        EXERCISE
                                                          PRICE                          PRICE                          PRICE
     FOR THE YEAR ENDED NOVEMBER 30      SHARES             $           SHARES             $           SHARES             $
     -------------------------------   ------------    ------------   ------------    ------------   ------------    ------------
     Outstanding at beginning of year     9,770,001            5.45     10,060,311            4.81      4,564,072            7.55
     Granted                                943,000           19.17      1,151,000            9.43      5,744,700            2.68
     Exercised                           (1,744,500)           6.18     (1,368,371)           4.02         (4,734)           1.19
     Forfeited                             (436,096)           8.23        (72,939)           5.08       (152,513)           7.29
     Expired                                (32,131)           2.71              -               -        (91,214)           3.09
     Outstanding at end of year           8,500,241            6.77      9,770,001            5.45     10,060,311            4.81
     Exercisable at end of year           2,572,701            8.25      2,880,835            9.39      3,169,986            9.15
     Weighted average fair value of
      options granted                             -            9.55                           6.78                           1.81

     Of the options outstanding as at November 30, 2006, but not yet exercisable, 0.5 million options had performance criteria attached under the SMIP that need to be fulfilled before they can be exercised (2005: $1.2 million). These options will vest in the first quarter of the year ended November 30, 2007 upon completion of the SMIP at which time they will become exercisable to those senior executives still in service.

     The fair value of each share option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                   2006     2005      2004
                                 -------   -------   -------
     Risk free interest rates        4.6%      4.3%      3.93%
     Expected lives of options   5 years   7 years   7 years
     Expected volatility            51.1%    73.96%      76.9%
     Expected dividend yields          -        -         -

     The following tables summarize information about share options outstanding as of 30 November 2006:

                                                           OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                                                   ------------------------------------   ------------------------------------
                                                      WEIGHTED
                                                      AVERAGE            WEIGHTED                                WEIGHTED
                                                     REMAINING           AVERAGE                                 AVERAGE
     RANGE OF EXERCISE PRICE        OPTIONS         CONTRACTUAL       EXERCISE PRICE         NUMBER           EXERCISE PRICE
     COMMON SHARES                OUTSTANDING       LIFE (years)            $              EXERCISABLE              $
     -------------------------   ---------------   ---------------   ------------------   ---------------   ------------------
     $11.21 - 19.45                    1,387,590              7.82                17.77           444,590                14.78
     $7.31 - 11.20                     1,792,861              5.99                 9.96           981,743                10.31
     $3.01 - 7.30                      1,087,241              6.89                 5.36           642,221                 5.60
     $1.19 - 3.00                      4,232,549              7.18                 2.17           504,147                 1.87
                                 ---------------   ---------------   ------------------   ---------------   ------------------
                                       8,500,241              7.00                 6.77         2,572,701                 8.25
                                 ---------------   ---------------   ------------------   ---------------   ------------------

                   ACERGY S.A. (formerly STOLT OFFSHORE S.A.)

                              NOTES TO THE ACCOUNTS
                             AS OF NOVEMBER 30, 2006

NOTE 8 - PROVISIONS FOR LIABILITIES AND CHARGES

     ($'000)                             2006       2005
                                       --------   --------
     Senior Management Incentive Plan    13,316     12,030
     Stock Option Compensation            4,837          -
                                       --------   --------
                                         18,153     12,030
                                       ========   ========
NOTE 9 - CREDITORS

                                               LESS THAN   MORE THAN
     2006 ($'000)                               ONE YEAR     1 YEAR       TOTAL
     --------------------------------------    ---------   -----------   -------
     Amount owed to affiliated undertakings            -        29,562    29,562
     Other creditors                               1,713             -     1,713
                                               ---------   -----------   -------
                                                   1,713        29,562    31,275
                                               =========   ===========   =======

                                               LESS THAN   MORE THAN
     2005 ($'000)                              ONE YEAR      1 YEAR       TOTAL
     --------------------------------------    ---------   -----------   -------
     Amount owed to affiliated undertakings            -        38,503    38,503
     Other creditors                                  54             -        54
                                               ---------   -----------   -------
                                                      54        38,503    38,557
                                               =========   ===========   =======

NOTE 10 - COMMITMENTS AND GUARANTEES

     We arrange for bank guarantees, which collectively refer to bank guarantees, performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of our performance obligation to be provided to our clients in connection with our work on specific projects.

     The total amount outstanding in respect of bank guarantees was $321.7 million as at November 30, 2006, (2005: $326.0 million). The purpose of the bank guarantees generally is to enable our clients to recover cash paid to us in advance of performing our obligations under the contracts or to obtain cash compensation should we be unable to fulfill our performance obligations under our contracts.

NOTE 11 - BOARD OF DIRECTORS' EXPENSES

     Fees paid to directors for the year ended November 30, 2006 amounted to $345,524 (2005: $350,625).

                   ACERGY S.A. (formerly STOLT OFFSHORE S.A.)

                              NOTES TO THE ACCOUNTS
                             AS OF NOVEMBER 30, 2006

NOTE 12 - TAXES

     The Company has elected to be taxed as a billionaire holding company and is subject to a variable tax rate, calculated annually with half-yearly advance payments, which is based on certain interest expense, dividends and certain compensation paid to non-resident directors during the period. The tax is calculated as follows:

     Where the total interest paid each year to bondholders and on other comparable securities amounts to or exceeds (euro)2,400,000:

     o    3% on interests paid to bond and other security - holders;

     o 1.8% on dividends, profit quotas and remuneration to non-resident directors on the first(euro)1,200,000;

     o 0.1% on any surplus dividends, profit quotas and remuneration to non-resident directors.

     Where the total interest paid each year to bondholders and on other comparable securities is less than (euro)2,400,000:

     o    3% on interests paid to bond and other security - holders;

     o 3% on dividends, profit quotas and remuneration to non-resident directors, but to a maximum amount corresponding to the difference between (euro)2,400,000 and the total interest paid to bondholders and on other comparable negotiable securities;

     o 1.8% on any surplus dividends, profit quotas and remuneration to non-resident directors up to(euro)1,200,000 distributed;

     o 0.1% on surplus dividends, profit quotas and remuneration to non-resident directors.

     Billionaire holding companies are subject to a minimum annual charge of
     (euro)48,000. The tax election made cannot be reversed; in other words, billionaire holding companies cannot elect different tax treatment from one year to the next.

     For the years ended November 30, 2006 and 2005 this tax amounted to $59,124 and $61,714 respectively, and is included in other charges in the accompanying statements of profit and loss.

NOTE 13 - CONVERTIBLE LOAN NOTES

     On September 11, 2006 we announced the launch and pricing of an offering of $500 million in aggregate principal amount of Convertible Notes (`Convertible Notes') due in fiscal year 2013. The issuance was completed on October 11, 2006 with the receipt of net proceeds after deduction of issuance related costs of $490.8 million. The issuance costs of $9.2 million are capitalized within assets in the Balance Sheet and are being amortized over the term of the Convertible Notes using the effective interest rate method.

     The Convertible Notes have an annual interest rate of 2.25% payable semi-annually in arrears on April 11 and October 11 of each year up to and including fiscal year 2013. They were issued at 100% of their principal amount and unless previously redeemed, converted or cancelled will mature on October 11, 2013. The Convertible Notes are listed on the Euro MTF Market of the Luxembourg Stock Exchange. The Noteholders were granted an option which allows them to convert the Convertible Notes into our Common Shares with an initial conversion price of $24.05 equivalent to 20,790,021 Common Shares, or approximately 10.7% of our existing issued share capital as at November 30, 2006. The conversion price will be adjusted in line with market practices for this type of instrument to provide `fair value' adjustments for items such as payment of dividends and events like a change of control which can affect materially the marketability, liquidity or volatility of our Common Shares.

                   ACERGY S.A. (formerly STOLT OFFSHORE S.A.)

                              NOTES TO THE ACCOUNTS
                             AS OF NOVEMBER 30, 2006

NOTE 13 - CONVERTIBLE LOAN NOTES (continued)

     We also have an option to call the Convertible Notes after four years and 14 days from the date of issue if the price of our Common Shares exceeds 130% of the then prevailing conversion price over a specified period.

     The following undertakings apply:

     o unsecured but with a negative pledge provision in respect of other current and future debt to ensure that the Convertible Notes will rank equally with other debt issuance;

     o a cross default provision subject to a minimum threshold of $10 million and other events of default in connection with non-payment of the Convertible Notes;

     o various undertakings in connection with the term of any further issuance of Common Shares, continuance of the listing of the shares and the Convertible Notes on recognized stock exchanges; and

     o    provisions for the adjustment of the conversion price.

     The Convertible Notes were underwritten jointly by UBS and Lehman Brothers with the Bank of New York acting as our Trustee and Agent.

     There were no conversions of these Convertible Notes as of November 30, 2006.

NOTE 14 - TREASURY STOCK

     On September 11, 2006 we announced the commencement of our share buyback program up to a maximum of 10% of our issued share capital, pursuant to the standing authorization granted to the Board at the Annual General Meeting held on May 15, 2006 for a maximum aggregate consideration of $300 million. Any such repurchases are open market repurchases on the Oslo Stock Exchange. As at November 30, 2006 we had repurchased 914,800 shares for a total consideration of $16.5 million at an average price of paid per share in NOK of 113.62.

     Any shares repurchased will either be cancelled, subject to shareholder approval, or held as treasury shares to meet obligations arising under the Convertible Notes or any employee share option schemes.

     As at November 30, 2006 1,793,921 Common Shares (2005: 879,121 Common Shares) were held as Treasury Shares. 879,121 of these shares are held by an indirect, wholly-owned subsidiary of Acergy S.A.

NOTE 15 - SUBSEQUENT EVENTS

     On February 9, 2007 the Board of Directors resolved to recommend to the shareholders at the Annual General Meeting a declaration of dividend of 20 cents per common share.

     During the first quarter of the year ended November 30, 2007 2,301,000 options were vested under the SMIP. On March 9, 2007 a number of our senior executive officers and a director exercised options, including options that had vested as a result of SMIP reaching maturity, as we announced on the same day. In order to satisfy these share option exercises an aggregate amount of 1,600,759 treasury shares were issued to the senior executive officers and a director.

                                      PROXY

                                   ACERGY S.A.

     Proxy Solicited on behalf of the Board of Directors of the Company for
                       Annual General Meeting May 25, 2007

     The undersigned hereby authorize DnB NOR Bank ASA to constitute and appoint Mark Woolveridge, Tom Ehret, Stuart Jackson, Johan Rasmussen, Jean-Paul Reiland, Jean Hoss and Philippe Hoss, and each of them, his true and lawful agent and proxy, with full power of substitution in each, to represent the undersigned at the Annual General meeting of Shareholders of ACERGY S.A., to be held at the offices of Services Generaux de Gestion S.A., 23 avenue Monterey, L-2086 Luxembourg on Friday May 25, 2007 at 3:00 p.m., and at any adjournments thereof, on all matters coming before said meeting.

1.                                                            FOR             AGAINST         ABSTAIN
-----   ---------------------------------------------------   -------------   -------------   ------------
        To consider (i) the report of Deloitte S.A.,
        Luxembourg, Independent Auditors ("Reviseurs
        d'entreprises") on the consolidated financial
        statements of the Company, (ii) the Report of
        Maitland Management Services S.A: Luxembourg,
        Statutory Auditor ("Commissaire aux comptes") of
        the Company, and (iii) the Report by the Board of
        Directors of the Company, in respect of the
        consolidated and unconsolidated financial
        statements of the Company for the fiscal year
        ended November 30, 2006.
-----   ---------------------------------------------------   -------------   -------------   ------------

2.                                                            FOR             AGAINST         ABSTAIN
-----   ---------------------------------------------------   -------------   -------------   ------------
        To approve the unconsolidated balance sheet and
        statements of profit and loss of the Company for
        the fiscal year ended November 30, 2006.
-----   ---------------------------------------------------   -------------   -------------   ------------

3.                                                            FOR             AGAINST         ABSTAIN
-----   ---------------------------------------------------   -------------   -------------   ------------
        To approve the consolidated balance sheet and
        statements of operations of the Company for the
        fiscal year ended November 30, 2006.
-----   ---------------------------------------------------   -------------   -------------   ------------

4.                                                            FOR             AGAINST         ABSTAIN
-----   ---------------------------------------------------   -------------   -------------   ------------
        To approve the determination of dividends of the
        Company for the fiscal year ended November 30,
        2006, namely approval of the recommendation of
        the Board of Directors of the Company of payment
        of a dividend of USD 0.20 per Share, payable on
        June 14, 2007, to Shareholders of record as of
        May 25, 2007.
-----   ---------------------------------------------------   -------------   -------------   ------------

5.                                                            FOR             AGAINST         ABSTAIN
-----   ---------------------------------------------------   -------------   -------------   ------------
        To discharge the Board of Directors and Statutory
        Auditors of the Company in respect of the proper
        performance of their duties for the fiscal year
        ended November 30, 2006.
-----   ---------------------------------------------------   -------------   -------------   ------------

6.                                                            FOR             AGAINST         ABSTAIN
-----   ---------------------------------------------------   -------------   -------------   ------------
        To authorise the Company, or any wholly-owned
        subsidiary, to purchase Shares of the Company,
        from time to time in the open market and in
        privately negotiated transactions, at a price
        reflecting such open market price and on such other
        terms as shall be determined by the Board of
        Directors of the Company, provided (a) the maximum
        price to be paid for such Shares shall not exceed
        the average closing price for such Shares on the
        Oslo Stock Exchange (or the average closing price
        for American Depositary Shares (ADSs) on the
        Nasdaq Stock Market Inc., if so decided by the
        Board of Directors of the Company) for the five
        most recent trading days prior to such purchase
        and b) the minimum price to be paid for such
        Shares shall not be less than the par value
        (i.e. USD 2.00 per share) thereof and further
        provided such purchases are in conformity with
        Article 49-2 of the Luxembourg Company Law, such
        authorisation being granted for purchases
        completed on or before August 31, 2008.
-----   ---------------------------------------------------   -------------   -------------

7.                                                            FOR             WITHHELD
-----   ---------------------------------------------------   -------------   -------------
        To elect seven directors of the Company to hold
        office until the next Annual General Meeting of
        Shareholders and until their respective
        successors have been duly elected, the list of
        proposed directors will be presented separately;
-----   ---------------------------------------------------   -------------   -------------

For election Mark Woolveridge, James B. Hurlock, Trond O. Westlie, J. Frithjof Skouveroe, George H. Doremus, Tom Ehret and Sir Peter Mason.

For, except vote withheld from the following nominee(s):

---------------------------------------------------------------------

8.                                                            FOR             AGAINST         ABSTAIN
-----   ---------------------------------------------------   -------------   -------------   ------------
        To elect the Statutory Auditor ("Commissaire aux
        comptes") to report on the unconsolidated financial
        statements and the Independent Auditors
        ("Reviseurs d'entreprises") to audit the
        consolidated financial statements, of the Company,
        for a term to expire at the next Annual General
        Meeting of Shareholders.
-----   ---------------------------------------------------   -------------   -------------   ------------


Signature(s)                                         Date:
            ----------------------------------------      ----------------------

            Note: Please sign exactly as name appears above. Joint owners should each sign. When signing as attorney, executor, administrator or guardian, please give full title as such.

[GRAPHIC OMITTED]

To Shareholders of Acergy S.A.

Our ref.                                                   Date
Registrars Department/ij                                   Oslo, April 16, 2007

                                   ACERGY S.A.
                   VOTING ANNUAL GENERAL MEETING MAY 25, 2007

Your holding of Common Shares of Acergy S.A. is registered in The Norwegian Central Securities Depository (Verdipapirsentralen - the "VPS"). If you wish to vote your shares at this Annual General Meeting you may either attend in person at the said general meeting or you may execute the enclosed proxy card and return it to us.

You are encouraged to specify your choice by marking the appropriate boxes on the enclosed proxy form. When properly executed, the proxy will be voted in the manner directed therein, or if no direction is indicated, will be voted "for" the proposal.

Enclosed, please find a return envelope for your proxy. In order for your shares to be voted based on your executed proxy card, the card has to be received by DnB NOR Bank ASA, Registrars Department, Oslo, not later than May 18, 2007, 15:00 hours Central European Summer Time.

Copies of the supplementary note to the consolidated financial statements describing information required under the 7th Directive of the European Union ("EU"), and the auditor's report provided thereon, can be obtained from Acergy S.A's Investor Relations Administrator at: kelly.good@acergy-group.com.

Yours sincerely,
for DnB NOR Bank ASA
Registrars Department

Irene Johansen

DEUTSCHE BANK TRUST COMPANY AMERICAS
Trust & Securities Services
Global Equity Services

DEPOSITARY RECEIPTS                                               April 13, 2007

Depositary's Notice pertaining to the Annual General Meeting of Shareholders of Acergy S.A.

Issue:                 Acergy S.A. / Cusip 00443E104

Country:               Norway

Meeting Details:       Annual General Meeting of Shareholders - May 25, 2007 at
                       the offices of Services Geneaux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg. 11:00 AM Local Time.

Meeting Agenda:        The Company's Notice of Meeting and supporting materials,
                       including the Agenda is enclosed

Voting Deadline:       On or before May 17, 2007 at 3:00 PM (New York City time)

ADR Record Date:       April 2, 2007

Ordinary:  ADR ratio   1 Ordinary Share: 1 ADR

In accordance with Section 17 of the Deposit Agreement between Acergy S.A. (the "Company") and Deutsche Bank Trust Company Americas, as Depositary (the "Depositary"), Acergy S.A. ADR holders (the "Holders") are hereby notified of the Company's Annual General Meeting of Shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda for such meeting, is enclosed.

Holders at the close of business on the ADR record date will be entitled, subject to any applicable law, the Company's Articles of Association and the provisions of or governing Deposited Property underlying ADRs, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Deposited Property represented by ADRs. A voting instruction form is enclosed for that purpose.

Upon receipt of a voting instruction from an ADR Holder on the ADR record date, received on or before the ADR voting deadline, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Articles of Association of the Company and the provisions of the Deposited Property underlying the ADRs, to vote or cause the Custodian to vote the Shares and/or other Deposited Property, in person or by proxy, represented by the ADRs in accordance with the instructions set forth in such request.

Voting instructions may be given only in respect of a number of ADRs representing an integral number of Shares or other Deposited Property.

Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote or attempt to exercise the right to vote Shares or other Deposited Property represented by ADRs except pursuant to and in accordance with such written instructions from Holders. Shares or other Deposited Property represented by ADRs for which no specific voting instructions are received by the Depositary from the Holder shall not be voted.

In the event of a postponement of the Annual General Meeting of Shareholders or a reconvening of a second meeting, all votes received from beneficial holders of Acergy S.A. ADRs will remain valid for the purposes of any such postponed or reconvened General Meeting.

"Copies of the supplementary note to the consolidated financial statements describing information required under the 7th Directive of the European Union ("EU"), and the auditor's report provided thereon, can be obtained from Acergy's Investor Relations Administrator at: kelly.good@acergy-group.com"

For further information, please contact:
Heidy Kashef, Associate
Deutsche Bank - Depositary Receipts
Tel:   212 250-1605
Fax:   212 797-0327

                                                            [DEUTSCHE BANK LOGO]

                                                              Please
                                                              Mark Here
                                                              for Address    [ ]
                                                              Change or
                                                              Comments
                                                              SEE REVERSE SIDE

                 FOR  AGAINST  ABSTAIN                     FOR  AGAINST  ABSTAIN
Resolution 1     [ ]    [ ]      [ ]      Resolution 4     [ ]    [ ]      [ ]
                 FOR  AGAINST  ABSTAIN                     FOR  AGAINST  ABSTAIN
Resolution 2     [ ]    [ ]      [ ]      Resolution 5     [ ]    [ ]      [ ]
                 FOR  AGAINST  ABSTAIN                     FOR  AGAINST  ABSTAIN
Resolution 3     [ ]    [ ]      [ ]      Resolution 6     [ ]    [ ]      [ ]

Resolution 7. To elect seven directors of the Company to hold office until the next Annual General Meeting of Shareholders and until their respective successors have been duly elected, the list of proposed directors will be presented separately;

7a. Mark Woolveridge
7b. James B. Hurlock
7c. Trond O. Westlie                                    FOR      WITHHELD
7d. J. Frithjof Skouveroe                               [ ]         [ ]
7e. George H. Doremus
7f. Tom Ehret
7g. Sir Peter Mason
For, except vote withheld from the following nominee(s):

________________________________________________________________________________

                                                           FOR  AGAINST  ABSTAIN
                                          Resolution 8     [ ]    [ ]      [ ]


Signature _____________________ Signature ____________________ Date ___________
Note: Please sign exactly as name appears above. Joint owners should each sign. When signing as attorney, executor, administrator or guardian, please give full title as such.
--------------------------------------------------------------------------------
                            . FOLD AND DETACH HERE .

                      VOTE BY INTERNET OR TELEPHONE OR MAIL
                          24 HOURS A DAY, 7 DAYS A WEEK

               INTERNET AND TELEPHONE VOTING IS AVAILABLE THROUGH
                      11:59 PM EASTERN TIME ON MAY 16, 2007.

      Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked,
                      signed and returned your proxy card.


            INTERNET                      TELEPHONE                 MAIL
 http://www.proxyvoting.com/acgy       1-866-540-5760           Mark, sign and
 Use the internet to vote your       Use any touch-tone        date your proxy
 proxy. Have your proxy card     OR  telephone to vote         card and return
 in hand when you access the web     your proxy. Have    OR  it in the enclosed
 site.                               your proxy card in          postage-paid
                                     hand when you call.          envelope.

               If you vote your proxy by Internet or by telephone,
                  you do NOT need to mail back your proxy card.

              PRINT AUTHORIZATION        (THIS BOXED AREA DOES NOT PRINT)
To commence printing on this proxy card please sign, date and fax this card to: 212-691-9013
SIGNATURE:_______________________________ DATE:____________ TIME:______________
[ ] Mark this box if you would like the Proxy Card EDGARized: [ ] ASCII
[ ] EDGAR II (HTML) Registered Quantity (common)_______ 401k/ESOP/Plans_________ Broker Quantity_______ Registered Quantity (preferred)_____ Color Stripe________ Color Stripe__________

                                     PROXY

                                   ACERGY S.A.

     PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY FOR
                      ANNUAL GENERAL MEETING MAY 25, 2007

          The undersigned hereby authorize DnB NOR Bank ASA to constitute and appoint Mark Woolveridge, Tom Ehret, Stuart Jackson, Johan Rasmussen, Jean-Paul Reiland, Jean Hoss and Philippe Hoss, and each of them, his true and lawful agent and proxy, with full power of substitution in each, to represent the undersigned at the Annual General meeting of Shareholders of ACERGY S.A., to be held at the offices of Services Generaux de Gestion S.A., 23 avenue Monterey, L-2086 Luxembourg on Friday May 25, 2007 at 3:00 p.m., and at any adjournments thereof, on all matters coming before said meeting.



    Address Change/Comments (Mark the corresponding box on the reverse side)
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
                            . FOLD AND DETACH HERE .

1. To consider (i) the report of Deloitte S.A., Luxembourg, Independent Auditors ("Reviseurs d'entreprises") on the consolidated financial statements of the Company, (ii) the Report of Maitland Management Services
     S.A: Luxembourg, Statutory Auditor ("Commissaire aux comptes") of the Company, and (iii) the Report by the Board of Directors of the Company, in respect of the consolidated and unconsolidated financial statements of the Company for the fiscal year ended November 30, 2006.

2. To approve the unconsolidated balance sheet and statements of profit and loss of the Company for the fiscal year ended November 30, 2006.

3. To approve the consolidated balance sheet and statements of operations of the Company for the fiscal year ended November 30, 2006.

4. To approve the determination of dividends of the Company for the fiscal year ended November 30, 2006, namely approval of the recommendation of the Board of Directors of the Company of payment of a dividend of USD 0.20 per Share, payable on June 14, 2007, to Shareholders of record as of May 25, 2007.

5. To discharge the Board of Directors and Statutory Auditors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2006.

6. To authorise the Company, or any wholly-owned subsidiary, to purchase Shares of the Company, from time to time in the open market and in privately negotiated transactions, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors of the Company, provided (a) the maximum price to be paid for such Shares shall not exceed the average closing price for such Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on the Nasdaq Stock Market Inc., if so decided by the Board of Directors of the Company) for the five most recent trading days prior to such purchase and (b) the minimum price to be paid for such Shares shall not be less than the par value (i.e. USD 2.00 per share) thereof and further provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorisation being granted for purchases completed on or before August 31, 2008.

7. To elect seven directors of the Company to hold office until the next Annual General Meeting of Shareholders and until their respective successors have been duly elected, the list of proposed directors will be presented separately;

     For Election:
     7a. Mark Woolveridge
     7b. James B. Hurlock
     7c. Trond O. Westlie
     7d. J. Frithjof Skouveroe
     7e. George H. Doremus
     7f. Tom Ehret
     7g. Sir Peter Mason

8. To elect the Statutory Auditor ("Commissaire aux comptes") to report on the unconsolidated financial statements and the Independent Auditors ("Reviseurs d'entreprises") to audit the consolidated financial statements, of the Company, for a term to expire at the next Annual General Meeting of Shareholders.